Heineken
NV

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Tweede Weteringplantsoen 21
1017 ZD Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America




06015272

RECEIVED
2006 JUL 18 P 2:02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

date
05 July 2006

subject
Exemptionfile 82-4953

our reference

your reference

dealt with by

page
1 of 1

Dear Sir, Madam,

Attached please find the latest publication of Heineken NV. This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

J. van de Merbel
Director Investor Relations
Corporate Finance

PROCESSED
JUL 19 2006
THOMSON FINANCIAL

dw 7/18

Heineken positive on its activities in Russia

Amsterdam, 5 July 2006 - Heineken N.V. announced today that the integration of its Russian businesses is proceeding at pace and that beer volumes are developing excellently.

Heineken expects that, barring unforeseen circumstances, the total volume of beer sales will exceed 13 million hectolitres in 2006. The like-for-like sales volume of 2005 amounted to 12 million hectolitres of beer. The first time consolidation of the breweries Patra, Stepan Razin, Baikal and Ivan Taranov, which were acquired in 2005, explains the difference between the 12 mentioned above and 7.4 million hectolitres of beer volume as disclosed in the 2005 annual report. The strong volume increase is the result of the growth of the beer market by over 4 percent and the excellent performance of the brands Heineken, Amstel, Ochota, Zlaty Bazant and Patra.

Heineken Brewery in Russia has reduced the headcount by 500 employees as a result of integration activities and improvement of efficiency.

Based on the current positive developments Heineken confirms it expectation that its Russian acquisitions will become value enhancing in 5 years time.

Russia is Heineken's largest beer market by volume. Heineken targets a market share of 20 percent in about 5 to 6 years through organic volume growth.

Editorial information
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the company owns over 115 breweries in more than 65 countries. With a Group beer volume of 119 million hectolitres Heineken ranks second in the world beer market in profitability. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2005, revenues amounted to €11 billion and net profit before exceptional items and amortisation of brands amounted to €840 million. Heineken employs over 60,000 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIN NA and HEHN NA and on the Reuter Equities 2000 Service under HEIN.AS and HEHN.AS. Additional information is available on Heineken's home page: http//www.heinekeninternational.com.

Press enquiries
Véronique Schyns
Tel: +31 (0)20 52 39 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 (0)20 52 39 590
investors@heineken.com